02 MAR -1 AM 8:52

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02015536

SUPPL

27th February 2002

PROCESSED
MAR 05 2002
THOMSON
FINANCIAL

Dear Sir/Madam

**Taylor Nelson Sofres plc: file no. 82-4668v**

In accordance with the requirements of 12g3-2b please find enclosed:-

- Press Release: Global Tax Advisers "Could do better"; Clients' Verdict

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 020 8967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

dlw 3/1



**Taylor Nelson Sofres plc**
**Westgate, London W5 1UA**
**Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060**
**Internet : http://www.tnsofres.com**
Offices in over 30 countries UK Member of Gallup International Association Member of British Market Research Association
Registered in England No. 912624

# PRESS INFORMATION

**Date:** **Embargoed until: 00.01 hrs GMT, 20 February 2002**

**Contact: David Racadio, Director, Taylor Nelson Sofres Professional Services**
**Tel: +44 (0)20 7868 6680 or email: david.racadio@tnsofres.com**

**Mica Quinn, International PR Manager, Taylor Nelson Sofres**
**Tel: +44 (0)20 8967 4787 or email: mica.quinn@tnsofres.com**

**OR: Paul Stelmaszczyk/Liz Kearney, Camargue**
**Tel: +44 (0)20 7636 7366 or email: pstelmaszczyk@camarguepr.com**

# GLOBAL TAX ADVISERS "COULD DO BETTER": CLIENTS' VERDICT

Major clients of the 'Big Five' tax advisers reveal considerable differences in their satisfaction levels with the detailed delivery of services, according to the findings of new research from Taylor Nelson Sofres, published today.

The Global Tax Monitor – which questioned CFOs and tax directors in companies across 15 markets worldwide during the 12 months to November 2001 – highlights contrasts in ten client service attributes across key industry sectors and geographical regions.

Key findings include:

- PwC and Ernst & Young rank joint first for providing the 'best overall service' globally

- In Europe, Andersen ranks first for providing the 'best overall service' and also ranks first - or joint first - on nine of the ten detailed service attributes measured

**/Cont...**

- DTT gains the highest rating worldwide for helping to 'improve the performance of its clients', with KPMG highest in Europe

- Almost one in seven clients feel there is a need for tax advisers to improve their speed of response. In addition, overall around one in eight (13 per cent) would like advisers to lower their costs or become more cost effective. This was significantly lower amongst clients in Asia Pacific (four per cent) and higher in North America (18 per cent)

One service attribute highlighted as an area where all firms could perform more effectively in the future was 'understanding e-business and the impact of new technology'.

David Racadio, Director, TNS Professional Services, said: "The Big Five may be failing to meet customer requirements in an area of huge potential growth. Despite the bursting of the 'dot.com bubble', a significant proportion of the world's economic growth is predicted to come from e-business in the next five years – as much as a quarter in Europe by 2004. Andersen is well placed to take advantage of that growth in Europe, as is Deloitte Touche Tohmatsu in Asia Pacific. However, improvement is needed from all Big Five firms. They need to listen to what their clients want and demonstrate better understanding of e-business and new technologies."

In spite of differences between service on specific attributes, when viewed in general terms there is relatively little to choose from between the Big Five - client satisfaction for 'Best Service Overall' hovers around seven points on a scale of 1-10 (where 10 = 'totally satisfactory').

**/Cont...**

David Racadio continued: "Overall satisfaction scores of just over seven for all Big Five tax advisers indicate that service is generally satisfactory, as would be expected for such a high value service. However, this finding in itself suggests there is certainly scope for improvement, especially when one considers that satisfaction levels in the corporate finance market – another high value service – are nearer to eight on a similar scale. Tax advisers would do well to take on board clients' comments if they are to maintain and build on existing relationships in the future. In a market where it is often difficult to distinguish between firms, there is clearly room for improvement at many levels."

**-ends-**

**For further information contact:**
**David Racadio, Director, Taylor Nelson Sofres Professional Services.**
**Tel: +44 (0)20 7868 6680 or email: david.racadio@tnsofres.com**

**Note to editors**

The Taylor Nelson Sofres (TNS) Global Tax Monitor is a continuous research programme sponsored by many of the world's leading tax advisers. It measures the service delivery and reputation of tax advisory firms by asking CFOs and Tax Directors from the world's largest companies to compare the performance of the Big Five and other tax advisers. Some 1,586 interviews were undertaken globally across key markets in North America, Europe, and Asia Pacific in the 12 months to November 2001. Those markets surveyed were: Australia, Belgium, China, Germany, France, Hong Kong, Italy, Japan, Nordic region, The Netherlands, South Korea, Spain, Switzerland, UK and North America. The Global Tax Monitor aims to give the Big Five an independent measure of how they are perceived by their own clients. It also offers pointers for addressing potential weaknesses in the way in which services are delivered as well as identifying future business opportunities in the marketplace. Information about the Global Tax Monitor can be found on: **http://www.tnsofres.com/industryexpertise/professionalservices/global_monitors.cfm**

TNS Professional Services is one of the leading specialist researchers of professional markets, supplying management information on reputation and service to most leading tax, law, consultancy and accountancy firms. Through its network of offices in more than 50 countries, Taylor Nelson Sofres provides marketing information services to leading national and multi-national companies operating in over 80 countries. It is ranked as the fourth largest marketing information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: **http://www.tnsofres.com**

**/Cont...**

## Client satisfaction for 'Best Overall Service'

| *Position* | Global | North America | Europe | Asia Pacific |
|---|---|---|---|---|
| 1 | PwC / E&Y<br>7.2 | E&Y / DTT<br>7.2 | A<br>7.2 | DTT<br>7.6 |
| 2 | A / KPMG / DTT<br>7.1 | PwC<br>7.1 | PwC / E&Y<br>7.1 | PwC / KPMG<br>7.3 |
| 3 | | KPMG / A<br>7.0 | KPMG<br>7.0 | A<br>7.2 |

Source: TNS Professional Services (Global Tax Monitor, 2001)
A=Andersen; DTT=Deloitte Touche Tohmatsu; E&Y=Ernst & Young; PwC=PricewaterhouseCoopers
Respondents were asked to rate their experience with the tax advisers they had used in the previous 12 months on a scale of 1-10 (1 = completely unsatisfactory; 10 = totally satisfactory). An average score for each tax adviser was then calculated. The rank positions are based on the average score.

## Client satisfaction for 'Improves the Performance of Clients'

| *Position* | Global | North America | Europe | Asia Pacific |
|---|---|---|---|---|
| 1 | DTT<br>7.1 | DTT<br>7.3 | KPMG<br>6.7 | DTT<br>7.1 |
| 2 | PwC / KPMG<br>6.8 | PwC<br>7.0 | PwC<br>6.6 | A<br>7.0 |
| 3 | E&Y<br>6.7 | KPMG / E&Y<br>6.9 | A<br>6.5 | E&Y<br>6.9 |

Source: TNS Professional Services (Global Tax Monitor, 2001)
A=Andersen; DTT=Deloitte Touche Tohmatsu; E&Y=Ernst & Young; PwC=PricewaterhouseCoopers
Respondents were asked to rate their experience with the main tax adviser they had used in the previous 12 months on a scale of 1-10 (1 = completely unsatisfactory; 10 = totally satisfactory). An average score for each tax adviser was then calculated. The rank positions are based on the average score.

## Client satisfaction for 'Understands e-business and impact of new technology'

| *Position* | Global | North America | Europe | Asia Pacific |
|---|---|---|---|---|
| 1 | PwC / DTT<br>6.8 | PwC<br>7.2 | A<br>7.3 | DTT<br>6.8 |
| 2 | A / E&Y<br>6.7 | DTT<br>7.0 | PwC<br>6.6 | A / PwC / E&Y<br>6.2 |
| 3 | KPMG<br>6.2 | E&Y<br>6.9 | E&Y<br>6.5 | KPMG<br>5.8 |

Source: TNS Professional Services (Global Tax Monitor, 2001)
A=Andersen; DTT=Deloitte Touche Tohmatsu; E&Y=Ernst & Young; PwC=PricewaterhouseCoopers
Respondents were asked to rate their experience with the main tax adviser they had used in the previous 12 months on a scale of 1-10 (1 = completely unsatisfactory; 10 = totally satisfactory). An average score for each tax adviser was then calculated. The rank positions are based on the average score.

02 MAR -1 AM 8: 14

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com

**VIA COURIER**
The Registrar of Companies
Companies House
21 Bloomsbury Street
London WC1B 3XD

22 February 2002

SUPPL

Dear Sir/Madam

**Taylor Nelson Sofres Trustees Limited**
**Registered no: 3014589**

I attach form 363s annual return together with cheque for the sum of £15.00 in respect of the above-named company. Please acknowledge safe receipt by date stamping and returning the enclosed duplicate of this letter in enclosed stamped addressed envelope.

Yours faithfully

Judith George

Encls.

cc. Securities and Exchange Commission, Filing Desk, Division of Corporation Finance, Office of International Corporate Finance, 450 Fifth Street, N.W., Washington, DC 20549, United States **BY DHL**

Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 212 974 6096



**Taylor Nelson Sofres plc**
**Westgate, London W5 1UA**
**Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060**
**Internet : http://www.tnsofres.com**
Offices in over 30 countries UK Member of Gallup International Association Member of British Market Research Association
Registered in England No. 912624

Companies House
— for the record —

Company Name
**TAYLOR NELSON SOFRES TRUSTEES LIMITED**

# 363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column.
> Please use black pen and write in capitals.

Company Type
**Private Company Limited By Shares**
Company Number
**3014589**
Information extracted from Companies House records on
**9th January 2002**

## Section 1: Company details

Ref: 3014589/03/10

| | Current details | Amended details |
|---|---|---|
| > Registered Office Address<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **C/O Taylor Nelson Sofres Plc**<br>**Westgate**<br>**London**<br>**W5 1UA** | Address<br><br><br><br>UK Postcode |
| > Register of Members<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Address where the Register is held**<br>**At Registered Office** | Address<br><br><br><br>UK Postcode |
| > Register of Debenture Holders<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Not Applicable** | Address<br><br><br><br>UK Postcode |
| > Principal Business Activities<br>*If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.* | **SIC Code** **Description**<br>**6602** **Pension funding** | **SIC CODE** **Description** |

## Section 2: Details of Officers of the Company

| | Current details | Amended details |
|---|---|---|
| **> Company Secretary**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Company Secretary must be notified on form 288.* | **Name**<br>Paul Simon Kent WRIGHT<br><br>**Address**<br>**29 Turney Road**<br>**Dulwich**<br>**London**<br>**SE21 7JA** | Name ____<br>Address ____<br>____<br>____<br>UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴<br>Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Date Paul Simon Kent WRIGHT ceased to be secretary (if applicable)<br>⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>**David ADDIS**<br><br>**Address**<br>**17 Burnt Oak**<br>**Cookham**<br>**Maidenhead**<br>**Berkshire**<br>**SL6 9RL**<br><br>**Date of birth** **24/02/1950**<br>**Nationality** **British**<br>**Occupation** **Data Services Director** | Name ____<br>Address ____<br>____<br>____<br>UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴<br>Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Nationality ____<br>Occupation ____<br>Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Date David ADDIS ceased to be director (if applicable)<br>⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ |
| **> Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>**Antony Brian COWLING**<br><br>**Address**<br>**4 Links Road**<br>**Epsom**<br>**Surrey**<br>**KT17 3PS**<br><br>**Date of birth** **02/01/1936**<br>**Nationality** **British**<br>**Occupation** **Company Director** | Name ____<br>Address ____<br>____<br>____<br>UK Postcode ⌴⌴⌴⌴ ⌴⌴⌴<br>Date of birth ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Nationality ____<br>Occupation ____<br>Date of change ⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴<br>Date Antony Brian COWLING ceased to be director (if applicable)<br>⌴⌴ / ⌴⌴ / ⌴⌴⌴⌴ |

| | Current details | Amended details |
|---|---|---|
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Edward Frederick HOEFLING<br><br>**Address**<br>27 Newlyn Close<br>Bricket Wood<br>St. Albans<br>Hertfordshire<br>AL2 3UP<br><br>**Date of birth** 17/07/1952<br><br>**Nationality** British<br><br>**Occupation** Corporate Treasurer | Name<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Edward Frederick HOEFLING ceased to be director (if applicable)<br>__ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Michael Lawrence PETCH<br><br>**Address**<br>10 Royal Crescent<br>London<br>W11 4SL<br><br>**Date of birth** 28/11/1955<br><br>**Nationality** British<br><br>**Occupation** Group Personnel Director | Name<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Michael Lawrence PETCH ceased to be director (if applicable)<br>__ / __ / ____ |
| > **Director**<br>*If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*<br><br>*Particulars of a new Director must be notified on form 288.* | **Name**<br>Leslie Ronald TAYLOR<br><br>**Address**<br>34 Whinneys Road<br>Loudwater<br>Buckinghamshire<br>HP10 9RL<br><br>**Date of birth** 19/12/1943<br><br>**Nationality** British<br><br>**Occupation** Research Manager | Name<br><br>Address<br><br>UK Postcode<br>Date of birth __ / __ / ____<br>Nationality<br>Occupation<br>Date of change __ / __ / ____<br>Date Leslie Ronald TAYLOR ceased to be director (if applicable)<br>__ / __ / ____ |

## Section 3: Share Capital

| | Current details | Amended details |
| --- | --- | --- |
| > **Issued Share Capital** *This table shows the total number of shares that have been issued by your company and their Nominal Value. If any of the details are wrong, please fill in the correct details.* | **Class of share** Ordinary | Class of share |
| | **Nominal value of each share** £1.00 | Nominal value of each share |
| | **Number of shares issued** 1 | Number of shares issued |
| | **Aggregate Nominal Value of issued shares** £1.00 | Aggregate Nominal Value of issued shares |
| > **Total shares issued and value** *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.* | **Total number of shares issued** 1 | Total number of shares issued |
| | **Total Nominal value of shares issued** £1.00 | Total Nominal value of shares issued |

> **At the date of this Annual Return, if the company has altered or changed its share capital in any way or allotted new shares, please refer to the guidance notes for details of the appropriate form that should be sent with this Annual Return. Annual return guidance notes are available on the Companies House web site at www.companieshouse.gov.uk or by ringing 0870 3333636.**

## Section 4: Details of Shareholders

> The details we hold on your company's shareholders and their shareholdings are printed below. These are based on your last Annual Return.

> If any details have changed, or if any shares have been transferred, please fill in the details in the *"Amended details"* or *"Shares transferred"* column.

> Please give details of any other shareholders in Section 5.

| Current details | Amended details | | Shares transferred | | |
|---|---|---|---|---|---|
| > **Shareholder**<br>**Name**<br>**TAYLOR NELSON SOFRES PLC** | Name | | | | |
| **Address**<br>**Westgate**<br>**London**<br>**W5 1UA** | Address<br><br>UK Postcode | | **Shares transferred by**<br>**TAYLOR NELSON SOFRES PLC** | | |
| **Shares held** | **Shares held** | | | | |
| *Class* / *Number* | *Class* | *Number* | *Class* | *Number* | *Date of transfer* |
| **Ordinary** / **1** | | | | | __/__/____ |
| | | | | | __/__/____ |

## Section 5: Details of Other Shareholders

> Please fill in details of any persons or corporate bodies who are shareholders of the company at the date of this return, but whose details are not printed in Section 4.

> Also, provide the details of any persons who became but have ceased to be shareholders of the company since the date of the last annual return.

> For jointly held shares please list those joint shareholders consecutively on the form. If a joint shareholder also holds shares in their own right, list that holding separately.

> Please copy this page if there is not enough space to enter all the company's other shareholders.

| Shareholders details | Class and number of shares or amount of stock held | Class and number of shares or amount of stock transferred (If appropriate) | Date of registration of transfer (If appropriate) |
|---|---|---|---|
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |
| Name ____<br>Address ____<br>____<br>____<br>UK Postcode _ _ _ _ _ _ _ | | | |

Companies House

— for the record —

# 363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

## 1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] (~~Director~~ / Secretary)

Date 22 / 02 / 02

*This date must not be earlier than the return date at 2 below*

***What to do now***
*Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.*

## 2. Date of this return

☐ This AR is made up to ***26/1/2002***

If you are making this return up to an earlier date, please give the date here

__ / __ / ____

*Note: The form must be delivered to CH within 28 days of this date*

## 3. Date of next return

☐ If you wish to change your next return to a date earlier than **26th January 2003** please give the new date here:

__ / __ / ____

## 4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

***Have you enclosed the filing fee with the company number written on the reverse of the cheque?***

*Cheque* ☑ *Postal Order* ☐ *Cheque / Postal Order Number* 090509.

*(Please complete as appropriate)*

## Contact Address

Please give the name and address of the person who should be contacted if there are any queries about this form.

Contact Name: JUDITH GEORGE

Telephone number *inc code*: 0208 967 4108

Address: TAYLOR NELSON SOFRES plc
WESTGATE
LONDON

DX number *if applicable*

DX exchange

Postcode: W5 1UA